March 22, 2011
Re:	Oncothyreon Inc. (the “Company”) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Registration Statement No. 333-169746
Securities and Exchange Commission
Division of Corporation Finance — AD1
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Riedler:
     In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 pm ET on March 22, 2011 or as soon thereafter as is practicable. The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely, ONCOTHYREON INC.
By:	/s/ Julia M. Eastland
	Name:	Julia M. Eastland
	Title:	Chief Financial Officer, Secretary and Vice President of Corporate Development